UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2024

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 118 974 0069

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Staff Delisting Determination

On April 17, 2024, Selina Hospitality PLC (the “Company”) received a staff determination letter (the “Letter”) from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that for the 10 consecutive trading days between April 3, 2024 and April 16, 2024, the closing bid price of the Company’s ordinary shares was below $0.10 and for that reason, pursuant to Listing Rule 5810(c)(3)(A)(iii), the Staff has determined, subject to the Company’s right to appeal the determination to the Nasdaq Hearings Panel, to delist the Company’s securities from The Nasdaq Capital Market.

The Letter further states that on September 8, 2023, the Staff had notified the Company that the bid price of its listed securities had closed at less than $1.00 per ordinary share over a period of 30 consecutive business days prior to the date of the notice, and, as a result, did not comply with Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided with 180 calendar days, or until March 6, 2024, to regain compliance with the Minimum Bid Price Requirement. The Company did not regain compliance by such date and on March 7, 2024, following the transfer of the Company’s securities to the Nasdaq Capital Market, the Company was granted an additional 180 calendar day period, or until September 3, 2024, to regain compliance with the Minimum Bid Price Requirement. The Company announced such events via Reports on Form 6-K issued on September 12, 2023 and March 7, 2024, respectively.

The Company intends, by April 24, 2024 and subject to payment of a $20,000 application fee, to request a hearing with the Nasdaq Hearings Panel and subsequently appear before the Hearings Panel in order to appeal the Staff’s delisting determination. The Company further intends to present to the Hearings Panel its plan to regain compliance with the aforementioned listing requirements, including, without limitation, the likely implementation of a 30 to 1 reverse stock split (share consolidation) as approved by the Company’s shareholders at the general meeting of shareholders held on March 26, 2024.

According to the letter, if the Company does not request an appeal of the Staff’s determination by April 24, 2024, trading of the Company’s ordinary shares will be suspended at the opening of business on April 26, 2024, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”) to remove the Company’s securities from listing and registration on the Nasdaq. The Letter also indicates that hearings typically are scheduled to occur approximately 30 to 45 days after the date of the hearing request and that a hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Hearings Panel’s decision.

A press release pertaining to the Letter, a copy of which is attached hereto as Exhibit 99.1, was issued today.

Forward-Looking Information

This Report on Form 6-K and the Exhibit attached hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: the possible delisting of Selina’s ordinary shares from the Nasdaq Capital Market due to non-compliance with required listing standards; potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, prospectus filed on August 25, 2023 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release or the investor presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release issued on April 22, 2024 regarding Nasdaq delisting notice.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: April 22, 2024	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

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